AJAX I

667 Madison Avenue
New York, NY 10065

October 27, 2020

VIA EMAIL & EDGAR

David Link

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ajax I (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-249411)

Dear Mr. Link:

The Company hereby withdraws its prior acceleration request, dated October 26, 2020, with respect to its Registration Statement on Form S-1 (File No. 333-249411).

Please contact Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4540 should you require further information.

Very truly yours,

Ajax I

By:	/s/ J. Morgan Rutman
Name: J. Morgan Rutman Title: Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq. and Michael J. Schwartz, Esq.

cc:	Ropes & Gray LLP
Paul D. Tropp, Esq. and Christopher J. Capuzzi, Esq.